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                                                                       Exhibit 4

May 7, 1998



Board of Directors
Micronics Computers, Inc.
45365 Northport Loop West
Fremont, CA   94538-6417

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Micronics Computers, Inc. ("Micronics") of the Company valuation of $31.6 million in cash for the acquisition of 100% of the shares outstanding, plus a payment of $484,000 for the net value of vested stock options of Micronics by Diamond Multimedia Systems, Inc. ("Diamond"), as of May 7, 1998.

Alliant Partners, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with private placements, mergers and acquisitions, and corporate partnering transactions.

In arriving at our opinion, we have reviewed the Agreement and Plan of Merger and financial and other information that was publicly available or furnished to us by Micronics. We also have reviewed certain internal financial reports and forecasts for Micronics prepared by their management and have held discussions with members of the senior management of Micronics regarding the historic and current business operations and future prospects of Micronics including their expectations for certain strategic benefits of the transaction. In addition, Alliant Partners analyzed the stock market value of Micronics, compared certain financial data of Micronics with those of various other companies engaged in businesses we considered comparable and whose securities are traded in public markets, reviewed the overall risks presented by the business plan, reviewed prices paid in certain other similar business transactions, analyzed the future cash flows of the company as projected by Micronics management, and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

We have assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information regarding Micronics that has been provided to us by them and their representatives. We did not make any independent evaluation of Micronics's businesses nor did we review any of their corporate records.

Based on the foregoing and such other factors as we deem relevant, we are of the opinion as of the date hereof, that the Micronics company valuation of $2.45 per share, and the acquisition of vested stock options, is fair, from a financial point of view, to the Micronics shareholders.

Sincerely yours,

/s/ ALLIANT PARTNERS

Alliant Partners